Exhibit 99.1

COMPLETION OF MINE VENTILATION & KEY
MATERIALS HANDLING INFRASTRUCTURE

HIGHLIGHTS:

•	Completion of mine ventilation & key materials handling infrastructure in advance of commissioning of the Poplar Grove mine.

•	Major items completed include the intake & return shafts, mine ventilation fan and key conveyor and stacking systems.

•	Long lead time underground mining equipment fabrication nearing completion and on schedule for delivery prior to the commencement of mining.

•	Decline development is at 1,271 ft of 1,465 ft1 to intersect the coal seam, with first coal anticipated to be reached in mid-December.

•
Other items to be delivered over the coming weeks include completion of the Ainsworth river dock, delivery of mining equipment, recruitment of key personnel and completion of the coal handling and preparation plant.

Paringa Resources Limited (“Paringa” or “the Company”) (ASX: PNL) is pleased to advise that mine ventilation and key surface infrastructure have been successfully completed at the Poplar Grove mining operation. Major items include the intake & return shafts, mine ventilation fan and critical conveyor and stacking systems.

Additionally, delivery of underground mining equipment remains on track ahead of the commencement of mining activities, and work continues to rapidly develop the mine decline towards the intersection of the Western Kentucky #9 coal seam.

Mine ventilation shafts and fan

Twin 10.5 ft. diameter, 220 ft. deep, intake (downcast) and return (upcast) shafts were completed ahead of schedule in October, which enabled the installation of the main mine fan.

Mechanical installation of the 400 hp, 8 ft. diameter main mine fan is complete, with electrical commissioning scheduled to be complete by the end of November.  The fan will be used to ventilate the underground mine and is combined with an emergency escape hoist to evacuate workers from the mine in the event that the mine decline is blocked.

The ventilation system will be fully commissioned after Paringa intersects the coal seam and undertakes bottom development; being the mining of the coal seam to link the intake and return air shafts. Production of coal from bottom development will be utilised to commission the coal handling and preparation plant (“CHPP”) and to produce clean coal for sales to contracted customers.

Materials handling infrastructure

Installation of the materials handling system is nearing completion, with the run-of-mine reclaim, plant feed, clean coal and refuse conveyors in place.  The overland transfer conveyor between the mine slope and the plant’s raw coal stockpile has been erected, with belting to be installed next week.  The clean and raw coal stackers are also complete and are in place at the CHPP.

1 Intersection of first coal at 1,465 ft. Total decline length of 1,495 ft.

New York Office:	28 W 44th Street, Suite 810 | New York | NY | 10036	Email:	info@paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	Website:	www.paringaresources.com
		ABN:	44 155 922 010

Mining equipment

Fabrication of long lead time underground equipment is nearing completion with all required units scheduled for delivery prior to the commencement of mining. Paringa’s maintenance personnel have performed inspections at vendor facilities and have passed the equipment as being suitable for delivery.

Mine decline development

Productivity increases and improved cycle times in the decline have continued to be maintained, with the decline length as of November 18 at 1,271 ft of the total 1,465 ft slope to intersect first coal.

Based on current productivity rates, intersection of first coal is anticipated to occur in mid-December.

Upcoming activities

Various workstreams and activities are scheduled for completion in the coming weeks ahead of intersecting first coal and commencing the commissioning of the Poplar Grove operation. These include the delivery of underground mining equipment, completion of the Ainsworth river dock and barge load out, the recruitment of key personnel, completion of bathhouse and workshops and completion of the CHPP.

For further information, contact:

Todd Hannigan	Dominic Allen
Interim Chief Executive Officer	Vice President, Finance
thannigan@paringaresources.com	dallen@paringaresources.com

Figure 1: Mine fan, intake shaft and return shaft mechanically complete and ready for commissioning

Figure 2: ROM stacker complete and ready to stack raw coal for processing at the CHPP

Figure 3: Overland conveyor from the mine to the CHPP nearing completion

Figure 4: Plant feed conveyor and clean coal conveyor complete at the CHPP

Figure 5: Bath house complete and workshop to be delivered in early December

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.